UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 20, 2025

Commission File Number: 1-15060

UBS AG

(Translation of Registrant’s Name Into English)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-283672).

This Form 6-K consists of the Opinion of Homburger AG, as special Swiss counsel to UBS AG (“UBS”), which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. The Opinion of Homburger AG is filed herewith as Exhibit 5.3 to the Registration Statement of UBS AG on Form F-3 initially filed on December 6, 2024 and effective February 6, 2025 (File No. 333-283672) and replaces the existing Opinion of Homburger AG dated August 1, 2025, as special Swiss Counsel to UBS filed therewith as Exhibit 5.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Timothy Geller
Name: Timothy Geller
Title: Executive Director

By:	/s/ Yan Zhang
Name: Yan Zhang
Title: Director

Date: 20th November 2025